

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

December 15, 2009

Mr. Matt J. Colbert
Chief Financial Officer
Gold Crest Mines, Inc.
724 E Metler Lane
Spokane Valley, WA

> **Re: Gold Crest Mines, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 25, 2009**
> **Form 10-K/A for the Fiscal Year Ended December 31, 2008**
> **Filed April 30, 2009**
> **Form 10-Q for the Quarterly Period Ended September 30, 2009**
> **Filed November 10, 2009**
> **File No. 000-52392**

Dear Mr. Colbert:

We have reviewed your filings and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K/A for the Fiscal Year Ended December 31, 2008

Report of Independent Registered Public Accounting Firm

1. We note you provide cumulative information from inception in your consolidated financial statements as required by SFAS 7. Please clarify for us why your audit opinion does not appear to address the cumulative from inception information.

Engineering Comments

Form 10-K for the Fiscal Year Ended December 31, 2008

Location and Access, page 7

2.   Please insert a small-scale map showing the location and access to each material property, as required by Instruction 3(b) to Item 102 of Regulation S-K. Please note the EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at (202) 551-3600 for Post-Acceptance Filing Issues or (202) 551-8900 for Pre-Acceptance Filing Issues. We believe the guidance in Instruction 3(b) of Rule 102 of Regulation S-K would generally require maps and drawings to comply with the following features:

- A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

- A graphical bar scale should be included. Additional representations of scale such as "one inch equals one mile" may be utilized provided the original scale of the map has not been altered.

- A north arrow.

- An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.

- A title of the map or drawing, and the date on which it was drawn.

- In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

Luna Prospect, page 11

3.   We note you report your sampling results in parts per billion (ppb) in this section
        and other locations. When reporting the results of sampling and chemical
        analyses, please revise your disclosure to address each of the following regarding
        mineralization of existing or potential economic significance on your property:

   • Disclose only weighed-average sample analyses associated with a measured
     length or a substantial volume.

   • Eliminate all analyses from "grab" or "dump" samples, unless the sample is of
     a substantial and disclosed weight.

   • Eliminate all disclosure of the highest or best values/grades of sample sets.
     Present a balanced disclosure of the drill and sampling results

   • Eliminate grades disclosed as "up to" or "as high as" or "ranging from."

   • Eliminate statements containing grade and/or sample-width ranges.

   • Aggregated sample values from related locations should be aggregated based
     on a weighted average of lengths of the samples.

   • Generally, use tables to improve readability of sample and drilling data.

   • Soil samples may be disclosed as a weighted average value over an area.

   • Refrain from reporting single soil sample values.

   • Convert all ppb quantities to ppm quantities for disclosure.

   • Avoid optimistic descriptive adjectives such as high-grade or ore-grade.

   Please revise your disclosures to comply with this guidance.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed letters greatly facilitate our

review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Mark Wojciechowski at (202) 551-3759, if you have questions regarding comments on the financial statements and related matters. You may contact George K. Schuler, Mining Engineer, at (202) 551-3718 regarding engineering comments. Please contact me at (202) 551-3299 with any other questions.

Sincerely,

Mark C. Shannon
Branch Chief